File No. 70-9719
       (Withdrawal of Proxy Solicitation Application)

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM U-1
                 APPLICATION OR DECLARATION
                            UNDER
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                  MONONGAHELA POWER COMPANY
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554

   (Name of company or companies filing this statement and address of principal executive office)

                   ALLEGHENY ENERGY, INC.

   (Name of top registered holding company parent of each
                   applicant or declarant)

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

           (Name and address of agent for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                    Anthony Wilson, Esq.
                       Senior Attorney
              Allegheny Energy Service Company
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                WITHDRAWAL OF U-1 APPLICATION
           IN RE THE PROPOSED PROXY SOLICIATATION


     On July 13, 2000, Monongahela Power Company filed a proposal to solicit proxies from the holders of its outstanding shares of Preferred Stock (the "Proxy Solicitation") for use at a special meeting of its stockholders (the "Special Meeting") to consider a proposed amendment to its Articles of Incorporation (the "Articles") that would eliminate in its entirety paragraph (a) of subdivision (11) of Section 1.5 of the Articles, a provision restricting the amount of unsecured debt issuable by Monongahela ("Proposed Amendment"). Monongahela proposed to make a special cash payment to each preferred stockholder who voted his or her shares of Preferred Stock in favor of the Proposed Amendment. On July 31, 2000, the Commission issued a notice and order authorizing the proxy solicitation.

     On October 12, 2000, Monongahela Power Company withdrew its proposal to amend its Articles of Incorporation. The Proposal failed to gain sufficient support from shareholders. Accordingly, by this filing, Monongahela Power Company respectfully withdraws the proxy application.

                          SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned
Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                ALLEGHENY ENERGY, INC.
                                MONONGAHELA POWER COMPANY

                                /s/ THOMAS K. HENDERSON, ESQ.

                                Thomas K. Henderson, Esq.



Dated:  October 25, 2000